SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                    -------------------------

                            FORM 8-A/A

                         Amendment No. 2

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) or 12(g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                    PEOPLES FIRST CORPORATION
                   (Exact name of registrant as
                    specified in its charter)

Kentucky                                     61-1023747
(State of incorporation or organization)     (IRS Employer
                                             Identification No.)


100 South 4th Street
Paducah, Kentucky                            42002-2200
(Address of principal executive offices)     (Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General
Instruction A(c)(1) please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class            Name of each exchange on
to be so registered            which class is to be registered

     None                               Not Applicable



Securities to be registered pursuant to Section 12(g) of the Act:

       Junior Participating Preferred Stock Purchase Rights
                         (Title of class)



     On November 17, 1997, Peoples First Corporation (the "Company") and Registrar and Transfer Company, successor Rights Agent (the "Rights Agent") under the Rights Agreement dated as of January 18, 1995, and amended as of October 20, 1997 (the "Rights Agreement"), between the Company and Boatmen's Trust Company, the original Rights Agent, entered into Amendment No. 2 (the "Amendment") to the Rights Agreement.

     The Company amended the Rights Agreement concurrently with entering into a merger agreement with Union Planters Corporation ("UPC"), which provides for the merger of the Company into a wholly owned subsidiary of UPC. Upon consummation of the merger, each Company common share, together with the associated rights issued under the Rights Agreement, issued and outstanding at the Effective Time of the Merger (other than shares held by shareholders who exercise dissenters' rights) will be converted into and exchanged for the right to receive 0.6 UPC common shares, subject to adjustment in certain circumstances. Each UPC common share issued upon conversion of Company common shares in the Merger will be accompanied by an associated UPC preferred stock purchase right issued under UPC's rights agreement.

     The Company hereby amends the following items, financial statements, exhibits or other portions of its Registration Statement on Form 8-A relating to its Junior Participating Preferred Stock Purchase Rights as set forth in the pages attached hereto.

Item 1.  Description of Registrant's Securities to be Registered

     Effective as of November 17, 1997, the Company and the Rights Agent amended the Rights Agreement to provide that the transactions contemplated by the merger agreement between the Company and UPC would not cause, for purposes of the Rights Agreement, (i) UPC or any of its affiliates to become an "Acquiring Person," (ii) a "Stock Acquisition Date" or a"Distribution Date" to occur, or (iii) any of the rights issued under the Rights Agreement to separate from the Company common shares from which they are attached or to otherwise be triggered or become exercisable. The Amendment also provides that the Rights Agreement and all rights issued thereunder will terminate without payment to any rights holder immediately before the Merger takes effect.

Item 2.  Exhibits

          A. Second Amendment to Rights Agreement, dated as of November 17, 1997, between Peoples
               First Corporation and Registrar and Transfer
               Company, as Rights Agent.

          Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEOPLES FIRST CORPORATION


                                   By /s/Aubrey W. Lippert
                                       Aubrey W. Lippert
                                       Chairman of the Board,
                                       President and Chief
                                       Executive Officer

                                       Dated: November 26, 1997


                           Exhibit A

               SECOND AMENDMENT TO RIGHTS AGREEMENT


     This is the Second Amendment dated as of November 17, 1997 (the "Amendment") to the Rights Agreement dated as of January 18, 1995, as amended by Amendment No. 1 thereto, dated as of October 20, 1997 (the "Agreement"), between Peoples First Corporation, a Kentucky corporation (the "Company"), and Registrar and Transfer Company, a New Jersey corporation, successor Rights Agent to Boatmen's Trust Company, a Missouri corporation (the "Rights Agent").

                             Recitals

     A. The Company and Union Planters Corporation, a Tennessee corporation ("Counterparty"), are entering into an Agreement and Plan of Merger dated as of November 17, 1997 (the "Merger Agreement") pursuant to which the Company would merge into and with a subsidiary of the Counterparty (the "Merger"), and a related Option Agreement dated as of November 17, 1997 (the "Counterparty Option Agreement"), pursuant to which the Corporation has granted to the Counterparty an option to purchase certain shares of the Company's Common Stock in certain circumstances and upon certain terms and conditions.

     B. The consummation of the transactions contemplated by the Merger Agreement would result in the Counterparty owning all of the outstanding Common Stock of the Company, and therefore becoming an Acquiring Person within the meaning of the Agreement.

     C. Pursuant to and in accordance with Section 27 of the Agreement, the Company and the Rights Agent desire to amend the Agreement to provide that neither the acquisition of Common Stock of the Company by the Counterparty in accordance with the Counterparty Option Agreement nor the consummation of the transactions contemplated by the Merger Agreement would result in the Counterparty being deemed an Acquiring Person within the meaning of the Agreement. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.


                            Agreement

     The Company and the Rights Agent agree as follows:

     1.   Amendment of Section 1(a).  Section 1(a) of the
Agreement is amended to add the following sentence at the end of such Section:

     "Notwithstanding anything in this Agreement to the contrary, "Acquiring Person" shall not include any Counterparty Party so long as no Counterparty Party beneficially owns any Common Stock then outstanding other than (i) Common Stock of which any Counterparty Party is or becomes the Beneficial Owner by virtue of the approval, execution or delivery of the Merger Agreement or the Counterparty Option Agreement or by reason of the consummation of any transaction contemplated in the Merger Agreement or the Counterparty Option Agreement or both; (ii) Common Stock beneficially owned by any Counterparty Party on November 17, 1997; (iii) Common Stock of the Company of which any Counterparty Party becomes the Beneficial Owner after November 17, 1997, provided, that the aggregate number of shares of Common Stock that may be beneficially owned by the Counterparty Parties pursuant to this clause (iii) shall not exceed 100,000 shares of the Common Stock; (iv) Common Stock acquired in satisfaction of debts contracted prior to the date hereof by any Counterparty Party in good faith in the ordinary course of such Counterparty Party's banking business; (v) Common Stock held by any Counterparty Party in a bona fide fiduciary, custodial or depository capacity; and (vi) Common Stock owned in the ordinary course of business by either (A) an investment company registered under the Investment Company Act of 1940, as amended, or (B) an investment account, for either of which any Counterparty Party acts as investment advisor."

     2.   Amendment of Section 1(z).  Section 1(z) of the
Agreement is amended to add the following sentence at the end of such Section:

     "Notwithstanding anything in this Agreement to the contrary, neither (i) the approval, execution or delivery of the Counterparty Option Agreement or the Merger Agreement nor (ii) the consummation of the transactions contemplated by the Counterparty Option
     Agreement or the Merger Agreement shall be deemed to cause a Stock Acquisition Date to occur."

     3.   Amendment of Section 1(dd).  Section 1(dd) of the
Agreement is amended to add the following sentence at the end of such Section:

     "Notwithstanding anything in this Agreement to the contrary, neither (i) the approval, execution or delivery of the Counterparty Option Agreement or the Merger Agreement nor (ii) the consummation of the transactions contemplated by the Merger Agreement or the Counterparty Option Agreement shall be deemed to
     (A) be a Triggering Event or (B) cause a Triggering
     Event to occur."

     4. Additions to Section 1. The following subsections are added to Section 1 of the Agreement:

          "(ee) 'Counterparty' shall mean Union Planters
     Corporation, a Tennessee corporation."

          "(ff) 'Counterparty Parties' shall mean, collectively, Counterparty and its Affiliates and Associates (including Union Planters Holding
     Corporation). Counterparty Party shall have a correlative meaning."

          "(gg) 'Counterparty Option Agreement' shall mean the Option Agreement dated as of November 17, 1997, between the Company and Counterparty."

          "(hh) 'Merger Agreement' shall mean the Merger
     Agreement dated as of November 17, 1997, between the Company and Union Planters Holding Corporation, and joined in by Counterparty, as amended from time to time."

          "(ii) 'Termination Time' shall be immediately prior to the Effective Time, as defined in the Merger
     Agreement."

     5.   Amendment of Section 3(a).  Section 3(a) of the
Agreement is amended to add the following sentence between the first and second sentences of such Section:

     "Notwithstanding anything in this Agreement to the contrary, neither (i) the approval, execution or delivery of the Counterparty Option Agreement or the Merger Agreement nor (ii) the consummation of the transactions contemplated by the Merger Agreement or the Counterparty Option Agreement shall be deemed to cause a Distribution Date to occur."

     6.   Amendment of Section 13(d).  Section 13(d) of the
Agreement is amended to read in its entirety as follows:

          "(d) Notwithstanding anything in this Agreement to the contrary, Section 13 shall not be applicable to (i) a transaction described in subparagraphs (x) and (y) of
     Section 13(a) if (A) such transaction is consummated with a Person or Persons who acquired shares of Common Stock pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock that complies with the provisions of Section 11(a)(ii)(B) hereof regarding the determination of the Continuing Directors who are not officers of the Company (or a wholly owned subsidiary of any such Person or Persons), (B) the price per share of Common Stock offered in such transaction is not less than the price per share of Common Stock paid to all holders of shares of Common Stock whose shares were purchased pursuant to such tender offer or exchange offer, and (C) the form of consideration being offered to the remaining holders of shares of Common Stock pursuant to such transaction is the same as the form of consideration paid pursuant to such tender offer or exchange offer, or (ii) any transaction contemplated by the Merger Agreement. Upon consummation of any transaction contemplated by this
     Section 13(d), all Rights hereunder shall expire."

     7. Amendment to Section 15. Section 15 of the Agreement is hereby amended to add the following sentence at the end thereof:

     "Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedies or claims under this Agreement in connection with any transactions contemplated by the Merger Agreement or the Counterparty Option Agreement."

     8. Addition of Section 35. A new Section 35 is added to the Agreement, to read as follows:

          "Section 35. Termination. This Agreement shall terminate at the Termination Time and all rights, benefits, obligations, duties and agencies created by this Agreement shall be terminated at the Termination
     Time. All Rights issued and outstanding shall, at the Termination Time, cease to exist and shall be terminated without any payment to any holder thereof."

     9. Effectiveness. This Amendment shall be deemed effective as of the time immediately before the execution and delivery of the Merger Agreement. Except as amended hereby, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

     10. Miscellaneous. This Amendment shall be deemed to be a contract made under the laws of the Commonwealth of Kentucky and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made or performed entirely within such State. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered, all as of the day and year first above written.

Attest:                            PEOPLES FIRST CORPORATION


By /s/ Eileen M. Duobinis Gray     By /s/ Aubrey W. Lippert
   Eileen M. Duobinis-Gray            Aubrey W. Lippert
   Corporate Secretary                Chairman of the Board,
                                      President, and Chief
                                      Executive Officer


                                   REGISTRAR AND TRANSFER COMPANY
Attest:


By /s/ William P. Tatler                 By /s/ Margaret S. Villani
  Name: William P. Tatler                   Name:  Margaret S. Villani
  Title: Vice President & Assistant         Title: Vice President
         Secretary